SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: February 4, 2020

List of materials

Documents attached hereto:

i) Press release: _______________________________________________________

Quarterly Financial Statements
for the Third Quarter Ended December 31, 2019
And
Outlook for the Fiscal Year Ending March 31, 2020

February 4, 2020
Sony Corporation

Quarterly Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Three months ended December 31)	F-2
Consolidated Statements of Comprehensive Income (Three months ended December 31)	F-2
Consolidated Statements of Income (Nine months ended December 31)	F-3
Consolidated Statements of Comprehensive Income (Nine months ended December 31)	F-3
Consolidated Statements of Cash Flows (Nine months ended December 31)	F-4
Notes to Consolidated Financial Statements	F-5
- Business Segment Information	F-5
- Going Concern Assumption	F-12
- Significant Changes in Shareholders’ Equity	F-12
- Accounting Policies and Other Information	F-12

Outlook for the Fiscal Year Ending March 31, 2020	1

Outlook for the Fiscal Year Ending March 31, 2020	1

Cautionary Statement	4

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets

	(Millions of yen)
	March 31	December 31	Change from
ASSETS	2019	2019	March 31, 2019
Current assets:
Cash and cash equivalents	¥1,470,073	¥1,408,876		¥-61,197
Marketable securities	1,324,538	1,567,158		+242,620
Notes and accounts receivable, trade and contract assets	1,091,242	1,345,472		+254,230
Allowance for doubtful accounts	(25,440)	(24,609)		+831
Inventories	653,278	607,377		-45,901
Other receivables	223,620	183,359		-40,261
Prepaid expenses and other current assets	509,301	531,784		+22,483
Total current assets	5,246,612	5,619,417		+372,805

Film costs	409,005	487,449		+78,444

Investments and advances:
Affiliated companies	163,365	214,935		+51,570
Securities investments and other	11,561,286	12,264,017		+702,731
	11,724,651	12,478,952		+754,301

Property, plant and equipment:
Land	83,992	82,565		-1,427
Buildings	664,157	655,293		-8,864
Machinery and equipment	1,585,382	1,675,580		+90,198
Construction in progress	39,208	53,601		+14,393
	2,372,739	2,467,039		+94,300
Less-Accumulated depreciation	1,595,686	1,612,108		+16,422
	777,053	854,931		+77,878

Other assets:
Operating lease right-of-use assets	—	306,568		+306,568
Finance lease right-of-use assets	—	36,221		+36,221
Intangibles, net	917,966	923,180		+5,214
Goodwill	768,552	792,673		+24,121
Deferred insurance acquisition costs	595,265	618,792		+23,527
Deferred income taxes	202,486	194,187		-8,299
Other	339,996	325,176		-14,820
	2,824,265	3,196,797		+372,532

Total assets	¥20,981,586	¥22,637,546	¥	+1,655,960

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥618,618	¥896,819	¥	+278,201
Current portion of long-term debt	172,461	32,647		-139,814
Current portion of long-term operating lease liabilities	—	67,186		+67,186
Notes and accounts payable, trade	492,124	464,265		-27,859
Accounts payable, other and accrued expenses	1,693,048	1,671,762		-21,286
Accrued income and other taxes	135,226	182,505		+47,279
Deposits from customers in the banking business	2,302,314	2,432,044		+129,730
Other	666,024	656,193		-9,831
Total current liabilities	6,079,815	6,403,421		+323,606

Long-term debt	568,372	631,705		+63,333
Long-term operating lease liabilities	—	265,606		+265,606
Accrued pension and severance costs	384,232	301,698		-82,534
Deferred income taxes	531,421	545,623		+14,202
Future insurance policy benefits and other	5,642,671	6,007,246		+364,575
Policyholders’ account in the life insurance business	3,048,202	3,323,874		+275,672
Other	281,382	263,098		-18,284
Total liabilities	16,536,095	17,742,271		+1,206,176

Redeemable noncontrolling interest	8,801	8,689		-112

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	874,291	878,401		+4,110
Additional paid-in capital	1,266,874	1,287,895		+21,021
Retained earnings	2,320,586	2,858,054		+537,468
Accumulated other comprehensive income	(610,670)	(531,857)		+78,813
Treasury stock, at cost	(104,704)	(260,889)		-156,185
	3,746,377	4,231,604		+485,227

Noncontrolling interests	690,313	654,982		-35,331
Total equity	4,436,690	4,886,586		+449,896
Total liabilities and equity	¥20,981,586	¥22,637,546	¥	+1,655,960

Consolidated Statements of Income

	(Millions of yen, except per share amounts)
	Three months ended December 31
	2018	2019	Change
Sales and operating revenue:
Net sales	¥2,220,123	¥2,034,826	¥-185,297
Financial services revenue	161,630	405,382	+243,752
Other operating revenue	20,052	22,954	+2,902
	2,401,805	2,463,162	+61,357

Costs and expenses:
Cost of sales	1,581,376	1,411,228	-170,148
Selling, general and administrative	430,025	400,032	-29,993
Financial services expenses	123,756	372,540	+248,784
Other operating income, net	(112,809)	(18,056)	+94,753
	2,022,348	2,165,744	+143,396

Equity in net income (loss) of affiliated companies	(2,469)	2,714	+5,183

Operating income	376,988	300,132	-76,856

Other income:
Interest and dividends	6,436	3,900	-2,536
Gain on equity securities, net	—	13,392	+13,392
Foreign exchange gain, net	5,085	—	-5,085
Other	1,927	1,286	-641
	13,448	18,578	+5,130

Other expenses:
Interest expenses	3,510	1,129	-2,381
Loss on equity securities, net	44,777	—	-44,777
Foreign exchange loss, net	—	427	+427
Loss on pension plan amendment	—	6,358	+6,358
Other	1,619	475	-1,144
	49,906	8,389	-41,517

Income before income taxes	340,530	310,321	-30,209

Income taxes	(100,723)	69,977	+170,700

Net income	441,253	240,344	-200,909

Less - Net income attributable to noncontrolling interests	12,291	10,806	-1,485

Net income attributable to Sony Corporation’s
stockholders	¥428,962	¥229,538	¥-199,424

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥337.97	¥187.02	¥-150.95
— Diluted	330.77	182.89	-147.88

Consolidated Statements of Comprehensive Income

	(Millions of yen)
	Three months ended December 31
	2018	2019	Change

Net income	¥441,253	¥240,344	¥-200,909

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	24,986	(25,168)	-50,154
Unrealized gains on derivative instruments	326	368	+42
Pension liability adjustment	2,342	80,122	+77,780
Foreign currency translation adjustments	(36,160)	46,249	+82,409

Total comprehensive income	432,747	341,915	-90,832

Less - Comprehensive income attributable
to noncontrolling interests	20,634	2,538	-18,096

Comprehensive income attributable
to Sony Corporation’s stockholders	¥412,113	¥339,377	¥-72,736

Consolidated Statements of Income

	(Millions of yen, except per share amounts)
	Nine months ended December 31
	2018	2019	Change
Sales and operating revenue:
Net sales	¥5,632,057	¥5,318,782	¥-313,275
Financial services revenue	846,363	1,115,291	+268,928
Other operating revenue	59,769	77,072	+17,303
	6,538,189	6,511,145	-27,044

Costs and expenses:
Cost of sales	3,916,607	3,629,246	-287,361
Selling, general and administrative	1,176,915	1,105,115	-71,800
Financial services expenses	728,246	997,211	+268,965
Other operating income, net	(99,751)	(24,017)	+75,734
	5,722,017	5,707,555	-14,462

Equity in net income (loss) of affiliated companies	(4,667)	6,422	+11,089

Operating income	811,505	810,012	-1,493

Other income:
Interest and dividends	15,741	14,658	-1,083
Gain on equity securities, net	79,937	372	-79,565
Foreign exchange gain, net	1,174	—	-1,174
Other	4,121	4,441	+320
	100,973	19,471	-81,502

Other expenses:
Interest expenses	10,704	8,793	-1,911
Foreign exchange loss, net	—	9,376	+9,376
Loss on pension plan amendment	—	6,358	+6,358
Other	2,760	1,523	-1,237
	13,464	26,050	+12,586

Income before income taxes	899,014	803,433	-95,581

Income taxes	33,767	196,916	+163,149

Net income	865,247	606,517	-258,730

Less - Net income attributable to noncontrolling interests	36,837	36,970	+133

Net income attributable to Sony Corporation’s
stockholders	¥828,410	¥569,547	¥-258,863

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥653.09	¥460.11	¥-192.98
— Diluted	638.89	450.08	-188.81

Consolidated Statements of Comprehensive Income

	(Millions of yen)
	Nine months ended December 31
	2018	2019	Change

Net income	¥865,247	¥606,517	¥-258,730

Other comprehensive income, net of tax –
Unrealized gains on securities	3,920	14,757	+10,837
Unrealized gains on derivative instruments	1,241	60	-1,181
Pension liability adjustment	7,085	86,162	+79,077
Foreign currency translation adjustments	4,305	(17,501)	-21,806

Total comprehensive income	881,798	689,995	-191,803

Less - Comprehensive income attributable
to noncontrolling interests	33,865	41,635	+7,770

Comprehensive income attributable
to Sony Corporation’s stockholders	¥847,933	¥648,360	¥-199,573

Consolidated Statements of Cash Flows

	(Millions of yen)
	Nine months ended December 31
	2018	2019
Cash flows from operating activities:
Net income	¥865,247	¥606,517
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization, including amortization of
deferred insurance acquisition costs and contract costs	278,405	281,393
Amortization of film costs	232,138	212,684
Accrual for pension and severance costs, less payments	(5,601)	4,714
Other operating income, net	(99,751)	(24,017)
Gain on securities investments, net (other than financial services business)	(80,130)	(392)
(Gain) loss on marketable securities and Securities investments held in the financial
services business, net	43,780	(127,002)
Deferred income taxes	(150,648)	23,594
Equity in net (income) loss of affiliated companies, net of dividends	7,628	(2,737)
Changes in assets and liabilities:
Increase in notes, accounts receivable, trade and contract assets	(290,046)	(237,477)
Decrease in inventories	7,252	34,865
Increase in film costs	(296,276)	(296,377)
Increase (decrease) in notes and accounts payable, trade	124,026	(12,640)
Increase in accrued income and other taxes	67,644	34,419
Increase in future insurance policy benefits and other	290,626	554,596
Increase in deferred insurance acquisition costs	(68,092)	(73,385)
Increase in marketable securities held in the life insurance business	(68,579)	(103,746)
Increase in other current assets	(25,948)	(15,047)
Increase (decrease) in other current liabilities	167,892	(16,443)
Other	(98,203)	(9,452)
Net cash provided by operating activities	901,364	834,067

Cash flows from investing activities:
Payments for purchases of fixed assets	(230,008)	(314,791)
Proceeds from sales of fixed assets	13,463	12,445
Payments for investments and advances by financial services business	(808,017)	(970,438)
Payments for investments and advances
(other than financial services business)	(40,930)	(40,423)
Proceeds from sales or return of investments and collections of advances
by financial services business	216,013	208,164
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	2,705	13,169
Payment for EMI Music Publishing acquisition, net of cash acquired	(244,197)	—
Proceeds from sales of businesses	—	13,404
Proceeds related to sales of Spotify Technology S.A. Shares	82,467	—
Proceeds from sales of Olympus Corporation Shares	—	80,357
Other	(26,497)	(27,969)
Net cash used in investing activities	(1,035,001)	(1,026,082)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	70,958	110,535
Payments of long-term debt	(378,047)	(189,790)
Increase in short-term borrowings, net	180,467	278,028
Increase in deposits from customers in the financial services business, net	205,990	211,135
Dividends paid	(38,081)	(49,621)
Payments for purchase of treasury stock	(141)	(156,187)
Payment for purchase of noncontrolling interest in Nile Acquisition LLC	(32,041)	—
Payment for purchase of noncontrolling interest in Game Show Network, LLC	—	(39,894)
Other	(33,279)	(19,110)
Net cash provided by (used in) financing activities	(24,174)	145,096

Effect of exchange rate changes on cash and cash equivalents, including restricted	49,499	(14,887)

Net decrease in cash and cash equivalents, including restricted	(108,312)	(61,806)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,592,938	1,473,813

Cash and cash equivalents, including restricted, at end of the period	1,484,626	1,412,007

Less - restricted cash and cash equivalents, included in other current assets and
other assets	3,810	3,131
Cash and cash equivalents at end of the period	¥1,480,816	¥1,408,876

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)

	(Millions of yen)
	Three months ended December 31
Sales and operating revenue	2018	2019	Change
Game & Network Services
Customers	¥759,109	¥616,576		¥-142,533
Intersegment	31,504	15,554		-15,950
Total	790,613	632,130		-158,483

Music
Customers	205,287	213,861		+8,574
Intersegment	4,063	3,077		-986
Total	209,350	216,938		+7,588

Pictures
Customers	276,340	235,702		-40,638
Intersegment	397	312		-85
Total	276,737	236,014		-40,723

Electronics Products & Solutions
Customers	709,319	645,818		-63,501
Intersegment	3,797	4,611		+814
Total	713,116	650,429		-62,687

Imaging & Sensing Solutions
Customers	201,469	277,816		+76,347
Intersegment	28,858	20,191		-8,667
Total	230,327	298,007		+67,680

Financial Services
Customers	161,630	405,382		+243,752
Intersegment	1,956	1,846		-110
Total	163,586	407,228		+243,642

All Other
Customers	86,466	63,129		-23,337
Intersegment	14,885	9,144		-5,741
Total	101,351	72,273		-29,078

Corporate and elimination	(83,275)	(49,857)		+33,418
Consolidated total	¥2,401,805	¥2,463,162	¥	+61,357

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the Electronics Products & Solutions (“EP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended December 31
Operating income (loss)	2018	2019	Change
Game & Network Services	¥73,082	¥53,450	¥-19,632
Music	147,096	36,250	-110,846
Pictures	11,588	5,422	-6,166
Electronics Products & Solutions	66,213	80,336	+14,123
Imaging & Sensing Solutions	46,510	75,182	+28,672
Financial Services	37,894	32,634	-5,260
All Other	6,104	20,673	+14,569
Total	388,487	303,947	-84,540

Corporate and elimination	(11,499)	(3,815)	+7,684
Consolidated total	¥376,988	¥300,132	¥-76,856

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
The 2018 sales and operating revenue and operating income (loss) above has been reclassified to reflect the change in the business segment classification discussed on page F-13.

(Business Segments)

	(Millions of yen)
	Nine months ended December 31
Sales and operating revenue	2018	2019	Change
Game & Network Services
Customers	¥1,744,843	¥1,496,372	¥-248,471
Intersegment	67,936	47,609	-20,327
Total	1,812,779	1,543,981	-268,798

Music
Customers	583,289	630,641	+47,352
Intersegment	11,388	7,825	-3,563
Total	594,677	638,466	+43,789

Pictures
Customers	691,588	681,848	-9,740
Intersegment	1,101	858	-243
Total	692,689	682,706	-9,983

Electronics Products & Solutions
Customers	1,825,118	1,612,785	-212,333
Intersegment	12,119	15,058	+2,939
Total	1,837,237	1,627,843	-209,394

Imaging & Sensing Solutions
Customers	601,066	774,570	+173,504
Intersegment	85,946	64,839	-21,107
Total	687,012	839,409	+152,397

Financial Services
Customers	846,363	1,115,291	+268,928
Intersegment	5,881	6,053	+172
Total	852,244	1,121,344	+269,100

All Other
Customers	238,139	181,704	-56,435
Intersegment	35,254	29,057	-6,197
Total	273,393	210,761	-62,632

Corporate and elimination	(211,842)	(153,365)	+58,477
Consolidated total	¥6,538,189	¥6,511,145	¥-27,044

G&NS intersegment amounts primarily consist of transactions with All Other.
I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Nine months ended December 31
Operating income (loss)	2018	2019	Change
Game & Network Services	¥247,154	¥192,241	¥-54,913
Music	210,701	112,007	-98,694
Pictures	27,522	45,116	+17,594
Electronics Products & Solutions	115,379	146,789	+31,410
Imaging & Sensing Solutions	123,575	201,088	+77,513
Financial Services	117,635	117,518	-117
All Other	11,440	20,505	+9,065
Total	853,406	835,264	-18,142

Corporate and elimination	(41,901)	(25,252)	+16,649
Consolidated total	¥811,505	¥810,012	¥-1,493

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
The 2018 sales and operating revenue and operating income (loss) above has been reclassified to reflect the change in the business segment classification discussed on page F-13.

(Sales to Customers by Product Category)

The following table is a breakdown of sales and operating revenue to external customers for each segment. Sony management views each segment as a single operating segment.

	(Millions of yen)
	Three months ended December 31
Sales and operating revenue (to external customers)	2018	2019	Change

Game & Network Services
Digital Software and Add-on Content	¥353,905	¥304,982		¥-48,923
Network Services	79,799	85,484		+5,685
Hardware and Others	325,405	226,110		-99,295
Total	759,109	616,576		-142,533

Music
Recorded Music	117,350	125,939		+8,589
Music Publishing	30,374	39,716		+9,342
Visual Media and Platform	57,563	48,206		-9,357
Total	205,287	213,861		+8,574

Pictures
Motion Pictures	140,319	101,345		-38,974
Television Productions	64,426	72,572		+8,146
Media Networks	71,595	61,785		-9,810
Total	276,340	235,702		-40,638

Electronics Products & Solutions
Televisions	264,258	235,859		-28,399
Audio and Video	123,481	121,742		-1,739
Still and Video Cameras	122,767	122,031		-736
Mobile Communications	134,978	113,500		-21,478
Other	63,835	52,686		-11,149
Total	709,319	645,818		-63,501

Imaging & Sensing Solutions	201,469	277,816		+76,347

Financial Services	161,630	405,382		+243,752

All Other	86,466	63,129		-23,337

Corporate	2,185	4,878		+2,693
Consolidated total	¥2,401,805	¥2,463,162	¥	+61,357

(Sales to Customers by Product Category)

	(Millions of yen)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2018	2019	Change

Game & Network Services
Digital Software and Add-on Content	¥837,114	¥747,835	¥-89,279
Network Services	231,240	253,467	+22,227
Hardware and Others	676,489	495,070	-181,419
Total	1,744,843	1,496,372	-248,471

Music
Recorded Music	322,552	350,103	+27,551
Music Publishing	71,274	117,413	+46,139
Visual Media and Platform	189,463	163,125	-26,338
Total	583,289	630,641	+47,352

Pictures
Motion Pictures	318,221	322,586	+4,365
Television Productions	178,323	180,604	+2,281
Media Networks	195,044	178,658	-16,386
Total	691,588	681,848	-9,740

Electronics Products & Solutions
Televisions	642,513	550,099	-92,414
Audio and Video	290,271	284,239	-6,032
Still and Video Cameras	339,057	321,891	-17,166
Mobile Communications	380,218	291,764	-88,454
Other	173,059	164,792	-8,267
Total	1,825,118	1,612,785	-212,333

Imaging & Sensing Solutions	601,066	774,570	+173,504

Financial Services	846,363	1,115,291	+268,928

All Other	238,139	181,704	-56,435

Corporate	7,783	17,934	+10,151
Consolidated total	¥6,538,189	¥6,511,145	¥-27,044

Sony has realigned its product category configuration in regard to the segmentation change.  For further details, refer to Accounting Policies and Other Information in the Notes to Consolidated Financial Statements.  In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on contents through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home and portable game consoles, packaged software and peripheral devices.  In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.  In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.  In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating income (loss) of Mobile Communications for the three months ended December 31, 2018 and 2019 was (15,502) million yen and 6,965 million yen, respectively.  In addition, the operating income (loss) of the nine months ended December 31, 2018 and 2019 was (56,074) million yen and 8,639 million yen, respectively.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

(Condensed Balance Sheets)

			(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated
	March 31	December 31	March 31	December 31	March 31	December 31
	2019	2019	2019	2019	2019	2019
ASSETS
Current assets:
Cash and cash equivalents	¥509,595	¥547,429	¥960,478	¥861,447	¥1,470,073	¥1,408,876
Marketable securities	1,324,538	1,567,158	—	—	1,324,538	1,567,158
Notes and accounts receivable, trade and contract assets	16,479	11,321	1,055,669	1,315,948	1,065,802	1,320,863
Inventories	—	—	653,278	607,377	653,278	607,377
Other receivables	63,921	65,767	159,758	117,654	223,620	183,359
Prepaid expenses and other current assets	133,214	160,841	376,778	371,645	509,301	531,784
Total current assets	2,047,747	2,352,516	3,205,961	3,274,071	5,246,612	5,619,417

Film costs	—	—	409,005	487,449	409,005	487,449

Investments and advances	11,400,938	12,182,017	399,696	372,225	11,724,651	12,478,952

Investments in Financial Services, at cost	—	—	153,968	153,968	—	—

Property, plant and equipment	22,920	16,104	752,847	837,541	777,053	854,931

Other assets:
Right-of-use assets	—	57,047	—	286,271	—	342,789
Intangibles, net	42,968	44,944	874,998	878,236	917,966	923,180
Goodwill	7,225	7,225	761,327	785,448	768,552	792,673
Deferred insurance acquisition costs	595,265	618,792	—	—	595,265	618,792
Deferred income taxes	3,533	2,994	198,953	191,341	202,486	194,187
Other	32,085	30,581	311,653	298,655	339,996	325,176
	681,076	761,583	2,146,931	2,439,951	2,824,265	3,196,797

Total assets	¥14,152,681	¥15,312,220	¥7,068,408	¥7,565,205	¥20,981,586	¥22,637,546

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥564,609	¥837,842	¥226,470	¥91,624	¥791,079	¥929,466
Short-term operating lease liabilities	—	9,041	—	58,336	—	67,186
Notes and accounts payable, trade	—	—	492,124	464,265	492,124	464,265
Accounts payable, other and accrued expenses	40,228	29,274	1,653,895	1,643,140	1,693,048	1,671,762
Accrued income and other taxes	19,655	19,184	115,571	163,321	135,226	182,505
Deposits from customers in the banking business	2,302,314	2,432,044	—	—	2,302,314	2,432,044
Other	197,123	196,059	474,926	466,667	666,024	656,193
Total current liabilities	3,123,929	3,523,444	2,962,986	2,887,353	6,079,815	6,403,421

Long-term debt	235,761	238,828	336,349	396,936	568,372	631,705
Long-term operating lease liabilities	—	40,900	—	225,030	—	265,606
Accrued pension and severance costs	33,979	34,744	350,253	266,954	384,232	301,698
Deferred income taxes	355,356	375,172	176,065	185,280	531,421	545,623
Future insurance policy benefits and other	5,642,671	6,007,246	—	—	5,642,671	6,007,246
Policyholders’ account in the life insurance business	3,048,202	3,323,874	—	—	3,048,202	3,323,874
Other	15,488	14,535	288,164	270,139	281,382	263,098
Total liabilities	12,455,386	13,558,743	4,113,817	4,231,692	16,536,095	17,742,271

Redeemable noncontrolling interest	—	—	8,801	8,689	8,801	8,689

Equity:
Stockholders’ equity of Financial Services	1,695,563	1,751,476	—	—	—	—
Stockholders’ equity of Sony without Financial Services	—	—	2,850,380	3,289,799	—	—
Sony Corporation’s stockholders’ equity	—	—	—	—	3,746,377	4,231,604
Noncontrolling interests	1,732	2,001	95,410	35,025	690,313	654,982
Total equity	1,697,295	1,753,477	2,945,790	3,324,824	4,436,690	4,886,586

Total liabilities and equity	¥14,152,681	¥15,312,220	¥7,068,408	¥7,565,205	¥20,981,586	¥22,637,546

Condensed Statements of Income

			(Millions of yen)
	Three months ended December 31

	Financial Services		Sony without Financial Services		Consolidated
	2018	2019	2018	2019	2018	2019

Financial services revenue	¥163,586	¥407,228	¥—	¥—	¥161,630	¥405,382
Net sales and operating revenue	—	—	2,241,980	2,058,759	2,240,175	2,057,780
	163,586	407,228	2,241,980	2,058,759	2,401,805	2,463,162

Cost of sales	—	—	1,584,529	1,413,592	1,581,376	1,411,228
Selling, general and administrative	—	—	428,677	398,647	430,025	400,032
Financial services expenses	125,712	374,384	—	—	123,756	372,540
Other operating (income) expense, net	12	(2)	(112,821)	(18,054)	(112,809)	(18,056)
	125,724	374,382	1,900,385	1,794,185	2,022,348	2,165,744

Equity in net income (loss) of affiliated companies	32	(212)	(2,501)	2,926	(2,469)	2,714

Operating income	37,894	32,634	339,094	267,500	376,988	300,132

Other income (expenses), net	(19)	76	(36,439)	10,110	(36,458)	10,189

Income before income taxes	37,875	32,710	302,655	277,610	340,530	310,321

Income taxes	10,576	9,499	(111,298)	60,477	(100,723)	69,977

Net income	27,299	23,211	413,953	217,133	441,253	240,344

Less - Net income attributable to noncontrolling interests	71	86	2,707	2,645	12,291	10,806

Net income of Financial Services	¥27,228	¥23,125	¥—	¥—	¥—	¥—

Net income of Sony without Financial Services	¥—	¥—	¥411,246	¥214,488	¥—	¥—

Net income attributable to Sony Corporation's stockholders	¥—	¥—	¥—	¥—	¥428,962	¥229,538

	Nine months ended December 31

	Financial Services		Sony without Financial Services		Consolidated
	2018	2019	2018	2019	2018	2019

Financial services revenue	¥852,244	¥1,121,344	¥—	¥—	¥846,363	¥1,115,291
Net sales and operating revenue	—	—	5,697,566	5,400,223	5,691,826	5,395,854
	852,244	1,121,344	5,697,566	5,400,223	6,538,189	6,511,145

Cost of sales	—	—	3,925,802	3,637,560	3,916,607	3,629,246
Selling, general and administrative	—	—	1,173,459	1,101,184	1,176,915	1,105,115
Financial services expenses	734,128	1,003,263	—	—	728,246	997,211
Other operating (income) expense, net	51	42	(99,802)	(24,073)	(99,751)	(24,017)
	734,179	1,003,305	4,999,459	4,714,671	5,722,017	5,707,555

Equity in net income (loss) of affiliated companies	(430)	(521)	(4,237)	6,943	(4,667)	6,422

Operating income	117,635	117,518	693,870	692,495	811,505	810,012

Other income (expenses), net	(55)	(15)	104,007	11,125	87,509	(6,579)

Income before income taxes	117,580	117,503	797,877	703,620	899,014	803,433

Income taxes	32,506	34,234	1,262	162,681	33,767	196,916

Net income	85,074	83,269	796,615	540,939	865,247	606,517

Less - Net income attributable to noncontrolling interests	184	259	6,396	7,717	36,837	36,970

Net income of Financial Services	¥84,890	¥83,010	¥—	¥—	¥—	¥—

Net income of Sony without Financial Services	¥—	¥—	¥790,219	¥533,222	¥—	¥—

Net income attributable to Sony Corporation's stockholders	¥—	¥—	¥—	¥—	¥828,410	¥569,547

Condensed Statements of Cash Flows

			(Millions of yen)
	Nine months ended December 31

	Financial Services		Sony without Financial Services		Consolidated
	2018	2019	2018	2019	2018	2019
Cash flows from operating activities:
Net income (loss)	¥85,074	¥83,269	¥796,615	¥540,939	¥865,247	¥606,517
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred insurance acquisition costs and contract costs	68,611	60,154	209,794	221,239	278,405	281,393
Amortization of film costs	—	—	232,138	212,684	232,138	212,684
Other operating (income) expense, net	51	42	(99,802)	(24,073)	(99,751)	(24,017)
(Gain) loss on marketable securities and securities investments, net	43,780	(127,002)	(80,130)	(392)	(36,350)	(127,394)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	(855)	5,158	(287,995)	(242,695)	(290,046)	(237,477)
(Increase) decrease in inventories	—	—	7,252	34,865	7,252	34,865
(Increase) decrease in film costs	—	—	(296,276)	(296,377)	(296,276)	(296,377)
Increase (decrease) in notes and accounts payable, trade	—	—	124,026	(12,640)	124,026	(12,640)
Increase (decrease) in future insurance policy benefits and other	290,626	554,596	—	—	290,626	554,596
(Increase) decrease in deferred insurance acquisition costs	(68,092)	(73,385)	—	—	(68,092)	(73,385)
(Increase) decrease in marketable securities held in the life insurance business	(68,579)	(103,746)	—	—	(68,579)	(103,746)
Other	(37,890)	(41,646)	(603)	60,410	(37,236)	19,048
Net cash provided by (used in) operating activities	312,726	357,440	605,019	493,960	901,364	834,067

Cash flows from investing activities:
Payments for purchases of fixed assets	(13,849)	(14,425)	(216,169)	(300,366)	(230,008)	(314,791)
Payments for investments and advances	(808,017)	(970,438)	(40,930)	(40,423)	(848,947)	(1,010,861)
Proceeds from sales or return of investments and collections of advances	216,013	208,164	85,172	93,526	301,185	301,690
Other	246	125	(257,479)	(2,229)	(257,231)	(2,120)
Net cash provided by (used in) investing activities	(605,607)	(776,574)	(429,406)	(249,492)	(1,035,001)	(1,026,082)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	189,714	272,960	(316,339)	(73,866)	(126,622)	198,773
Increase (decrease) in deposits from customers, net	205,990	211,135	—	—	205,990	211,135
Dividends paid	(26,100)	(27,189)	(38,081)	(49,621)	(38,081)	(49,621)
Other	113	62	(55,840)	(205,734)	(65,461)	(215,191)
Net cash provided by (used in) financing activities	369,717	456,968	(410,260)	(329,221)	(24,174)	145,096

Effect of exchange rate changes on cash and cash equivalents	—	—	49,499	(14,887)	49,499	(14,887)

Net increase (decrease) in cash and cash equivalents, including restricted	76,836	37,834	(185,148)	(99,640)	(108,312)	(61,806)
Cash and cash equivalents, including restricted, at beginning of the fiscal year	393,133	509,595	1,199,805	964,218	1,592,938	1,473,813
Cash and cash equivalents, including restricted, at end of the period	469,969	547,429	1,014,657	864,578	1,484,626	1,412,007
Less - restricted cash and cash equivalents, included in other current assets and other assets	—	—	3,810	3,131	3,810	3,131
Cash and cash equivalents at end of the period	¥469,969	¥547,429	¥1,010,847	¥861,447	¥1,480,816	¥1,408,876

Going Concern Assumption
Not Applicable

Significant Changes in Shareholders' Equity
Based on the resolution of the Board of Directors at the meeting held on May 16, 2019, Sony Corporation repurchased 26,058,100 shares of its common stock for 156,030 million yen during the nine months ended December 31, 2019.  The balance of treasury stock was 260,889 million yen, at cost, as of December 31, 2019 primarily due to the above-mentioned repurchase of common stock.

Accounting Policies and Other Information

(Recently adopted accounting pronouncements)
Leases
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, which amends current leasing guidance.  The ASU requires substantially all leases to be recognized on the balance sheet.Sony has applied this ASU as of April 1, 2019, on a modified retrospective basis with no restatement of comparative periods. Sony has applied the package of practical expedients for leases that expired or existed prior to the adoption date.  As a result, Sony did not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, or whether initial direct costs for any existing leases qualify for capitalization.  In addition, Sony has applied the short-term lease exception.
As a result of the adoption of this ASU, Sony recognized 316,923 million yen of operating lease right-of-use assets and 341,251 million yen of lease liabilities for operating leases on the consolidated balance sheets at April 1, 2019.  This impact is mainly due to operating leases of real estate.  The difference of 24,328 million yen between right-of-use assets and lease liabilities represents deferred rent for leases that existed as of the date of adoption, which was offset against the opening balance of operating lease right-of-use assets.  Finance lease right-of-use assets which are included in property, plant and equipment in the consolidated balance sheets for the fiscal year ended March 31, 2019, are now presented as finance lease right-of-use assets from April 1, 2019 onward.

Targeted improvements to accounting for hedging activities
In August 2017, the FASB issued ASU 2017-12, which made targeted improvements to the accounting for hedging activities.   The amendments in this update simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities.  This ASU also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness.  This ASU was effective for Sony as of April 1, 2019.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of December 31, 2019, Sony had 1,518 consolidated subsidiaries (including variable interest entities) and 139 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Three months ended December 31
Net income attributable to Sony Corporation’s stockholders	2018	2019
— Basic	1,269,243	1,227,355
— Diluted	1,296,840	1,255,030

	(Thousands of shares)
	Nine months ended December 31
Net income attributable to Sony Corporation’s stockholders	2018	2019
— Basic	1,268,455	1,237,842
— Diluted	1,296,639	1,265,421

The dilutive effect in the weighted-average number of outstanding shares for the three and nine months ended December 31, 2018 and 2019 primarily resulted from convertible bonds which were issued in July 2015.

 (Segmentation)
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019.  In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the Electronics Products & Solutions (“EP&S”) segment.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ending March 31, 2020.  In addition, the former Semiconductors segment has been renamed the Imaging & Sensing Solutions (“I&SS”) segment effective from the first quarter of the fiscal year ending March 31, 2020.
The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the　smartphone business and Internet-related service business.  The I&SS segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the disc manufacturing and recording media businesses.  Sony’s products and services are generally unique to a single operating segment.

(Accounting Methods Used Specifically for Interim Consolidated Financial Statements)
Income Taxes -
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or infrequent items.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the three and nine months ended December 31, 2018 have been made to conform to the presentation for the three and nine months ended December 31, 2019.

(Pension Plan Amendment)
From October 1, 2019, Sony Corporation and substantially all of its subsidiaries in Japan have amended their defined benefit pension plans and have implemented defined contribution plans for all employees other than those employees that had retired before the amendments.  As a result, accrued pension and severance costs decreased 74,872 million yen and accumulated other comprehensive income increased 81,230 million yen in the consolidated balance sheets as of December 31, 2019.  In addition, a loss on the pension plan amendment of 6,358 million yen was recorded in other expenses in the consolidated statements of income for the three and nine months ended December 31, 2019.

(Listing of SRE Holdings Corporation)
On December 19, 2019, SRE Holdings Corporation (“SRE”), Sony Corporation’s consolidated subsidiary, became a publicly listed company on the Tokyo Stock Exchange Mothers market (the “Listing”).  Upon the Listing, Sony sold a portion of its shares of SRE, and shares issued by SRE were publicly offered (collectively, the “Sale”).  Sony’s ownership of SRE’s total shares, which was 56.3% before the Sale, has decreased to 44.5% after the Sale.  As a result, SRE has become an affiliate accounted for under the equity method of Sony Corporation.  In connection with the Sale, Sony recorded a gain of 17,266 million yen, which consisted of both a remeasurement gain based on fair value for the shares Sony continues to hold after the Sale, and a realized gain for the sold shares, in other operating (income) loss, net in the consolidated statements of income for the three and nine months ended December 31, 2019.

(Subsequent event)
On January 29, 2020, Sony Life Insurance Co., Ltd. (“Sony Life”), Sony’s consolidated subsidiary, acquired 50% of the shares of AEGON Sony Life Insurance Co., Ltd. and SA Reinsurance Ltd. (collectively, the “JVs”) from AEGON International B.V.  The purchase price for the acquisition was 18,750 million yen.  As a result of this acquisition, Sony Life owns 100% of the shares of the JVs and the JVs have become consolidated subsidiaries of Sony.

Outlook for the Fiscal Year Ending March 31, 2020

The forecast for consolidated results for the fiscal year ending March 31, 2020, as announced on October 30, 2019, has been revised as follows:

	(Billions of yen)
	March 31, 2019 Results	October Forecast	February Forecast	Change from October Forecast
Sales and operating revenue	¥8,665.7	¥8,400	¥8,500	+¥100 billion	+1.2%
Operating income	894.2	840	880	+¥40 billion	+4.8%
Income before income taxes	1,011.6	800	860	+¥60 billion	+7.5%
Net income attributable to Sony Corporation’s stockholders	916.3	540	590	+¥50 billion	+9.3%

Assumed foreign exchange rates are the following:

	Assumed foreign exchange rates for the three months ending March 31, 2020	(For your reference)
Assumed foreign exchange rates for the six months ending March 31, 2020 at the time of the October forecast
1 U.S. dollar	approximately 109 yen	approximately 108 yen
1 Euro	approximately 121 yen	approximately 118 yen

Consolidated sales and operating revenue (“sales”) for the fiscal year ending March 31, 2020 are expected to be higher than the October forecast due to higher-than-expected sales primarily in the Financial Services and Imaging & Sensing Solutions (“I&SS”) segments, partially offset by lower-than-expected sales in the Game & Network Services (“G&NS”) and Electronics Products & Solutions (“EP&S”) segments.

Consolidated operating income is expected to be higher than the October forecast due to an expected increase in operating income primarily in the I&SS segment, as well as an expected decrease in operating loss in All Other, Corporate and elimination mainly due to the impact of remeasurement and realized gains recorded in the current quarter as a result of the public listing and sale of a portion of shares of SRE Holdings Corporation.  These positive factors are expected to be partially offset by decreases in operating income in the Financial Services and G&NS segments.

Restructuring charges for the Sony Group are expected to increase by 2 billion yen compared to the October forecast to approximately 26.0 billion yen, compared to 33.1 billion yen in the fiscal year ended March 31, 2019.  Restructuring charges are recorded as an operating expense and are included in the forecast for operating income.

Income before income taxes is expected to be 860 billion yen, higher than the October forecast, primarily due to the above-mentioned expected increase in operating income, as well as an expected improvement in other income and expenses, net.

Net income attributable to Sony Corporation’s stockholders is expected to be higher than the October forecast mainly due to the above-mentioned expected increase in income before income taxes.

As of March 31, 2019, Sony has an approximately 350 billion yen valuation allowance recorded against its Japan national net deferred tax assets that are attributable to Sony Corporation and its national tax filing group in Japan.  Because Sony’s Japan businesses continue to show improved profitability, it is reasonably possible that more than 50% of this valuation allowance could be reversed in the near future.  The potential reduction in income taxes that may result from such reversal has not been included in the February forecast as Sony continues to monitor the realizability of these assets.

1

The forecast for each business segment for the fiscal year ending March 31, 2020 has been revised as follows:

	(Billions of yen)
	March 31, 2019 Results	October Forecast	February Forecast
Game & Network Services (G&NS)
Sales and operating revenue	¥2,310.9	¥2,000	¥1,950
Operating income	311.1	240	235
Music
Sales and operating revenue	807.5	850	850
Operating income	232.5	140	140
Pictures
Sales and operating revenue	986.9	1,030	1,030
Operating income	54.6	70	70
Electronics Products & Solutions (EP&S) *
Sales and operating revenue	2,320.6	2,110	2,070
Operating income	76.5	111	111
Imaging & Sensing Solutions (I&SS) **
Sales and operating revenue	879.3	1,040	1,090
Operating income	143.9	200	230
Financial Services
Financial services revenue	1,282.5	1,330	1,460
Operating income	161.5	170	160
All Other, Corporate and elimination
Operating loss	(85.8)	(91)	(66)
Consolidated
Sales and operating revenue	8,665.7	8,400	8,500
Operating income	894.2	840	880
* Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2020 to reflect modifications to the organizational structure of certain segments and a change in the Senior Executives in charge of certain segments as of April 1, 2019.  In connection with this decision, the former Home Entertainment & Sound, Imaging Products & Solutions and Mobile Communications segments have been realigned as the Electronics Products & Solutions (EP&S) segment.  The sales and operating income (loss) of each segment for the fiscal year ended March 31, 2019 have been reclassified to conform to the presentation for the fiscal year ending March 31, 2020.
** The former Semiconductors segment has been renamed the Imaging & Sensing Solutions (I&SS) segment effective from the first quarter of the fiscal year ending March 31, 2020.

Game & Network Services (G&NS)
Sales are expected to be lower than the October forecast primarily due to lower-than-expected software sales of non-first-party titles.  Operating income is expected to be lower than the October forecast primarily due to the impact of the above-mentioned expected decrease in software sales of non-first-party titles, partially offset by expected cost reductions.

Electronics Products & Solutions (EP&S)
Sales are expected to be lower than the October forecast due to lower-than-expected sales of televisions, digital cameras and broadcast- and professional-use products, reflecting a downturn in the market.  Operating income is expected to remain unchanged from the October forecast due to further reductions in operating costs, substantially offset by the impact of the above-mentioned decrease in sales.

Imaging & Sensing Solutions (I&SS)
Sales are expected to be higher than the October forecast due to higher-than-expected sales of image sensors for mobile products, resulting from an improvement in product mix and higher-than-expected unit sales.  Operating income is expected to be higher than the October forecast primarily due to the impact of the above-mentioned expected increase in sales.

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Financial Services
Financial Services revenue is expected to be higher than the October forecast primarily due to an improvement in investment performance in the separate accounts at Sony Life Insurance Co. Ltd. (“Sony Life”).  Operating income is expected to be lower than the October forecast primarily due to an overall deterioration in the provision of policy reserves for minimum guarantees for variable life insurance, resulting from market fluctuations and other factors, and net gains and losses on derivative transactions to hedge market risks for products at Sony Life.  Operating income is also expected to be negatively impacted by a deterioration in profit and loss due to a lower-than-expected increase in the policy amount in force at Sony Life.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The forecasts for sales and operating income for the Music and Pictures segments remain unchanged from the October forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments

On November 14, 2018, Sony acquired the entirety of the approximately 60% equity interest held by the investor consortium led by Mubadala Investment Company in DH Publishing, L.P. (“EMI”), which owned and managed EMI Music Publishing, resulting in EMI becoming a wholly-owned subsidiary of Sony.  Financial results of EMI included in the Music segment for the fiscal year ended March 31, 2019 include equity earnings (loss) from April 1 through November 13, 2018 and sales and operating income (loss) from November 14, 2018 through March 31, 2019.  Sales and operating income (loss) for the Music segment in the fiscal year ending March 31, 2020 include the financial results of EMI from April 1, 2019 onward.

The Music segment results include the yen-translated results of Sony Music Entertainment, Sony/ATV Music Publishing and EMI, all U.S.-based operations which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc., a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc.  The results discussed in the Financial Services segment differ from the results that SFH discloses separately on a Japanese statutory basis.

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Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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